Dreyfus Municipal Money Market Fund, Inc.

ANNUAL REPORT May 31, 2008




Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Money Market Fund, Inc., covering the 12-month period from June 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The Fed has aggressively reduced the overnight rate by 325 basis points — to 2% as of this reporting period — which has resulted in lower yields for virtually all true money market instruments. In addition, volatility in the stock and bond markets also has allowed the money markets to maintain record levels of demand, since money market funds are obligated under strict regulations to seek preservation of capital as their main function. Your financial advisor can help you assess current risks and your need for liquidity and take advantage of potential opportunities in other asset classes given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through May 31, 2008, as provided by Colleen Meehan, Senior Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended May 31, 2008, Dreyfus Municipal Money Market Fund produced a yield of 2.79% and, taking into account the effects of compounding, an effective yield of 2.82%.[1]

Yields of tax-exempt money market instruments declined along with short-term interest rates as the Federal Reserve Board (the "Fed") took aggressive action to stimulate economic growth and address a fixed-income credit crisis. Supply-and-demand factors also influenced tax-exempt money market yields.

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply,

we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

A Housing Slump and Credit Crisis Hurt Economic Growth

Economic conditions deteriorated over much of the reporting period as a result of struggling U.S. housing markets and soaring food and energy costs. Moreover, a credit crisis in the sub-prime mortgage market spread to other asset classes, causing investors to flock to the relative safety of U.S. Treasury securities and money market funds.

The Fed attempted to address these issues by reducing short-term interest rates, beginning in August 2007 with a cut of 50 basis points in the discount rate. In September, the Fed also reduced the overnight federal funds rate, which began the reporting period at 5.25%. Disappointing economic data and news of massive sub-prime related losses by major financial institutions led to renewed market turbulence, and the Fed responded with additional cuts in the federal funds rate in October and December.

Additional evidence of economic weakness accumulated early in 2008, including the first monthly employment declines in more than four years. The Fed took particularly aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions in March and April left the federal funds rate at 2% by the reporting period's end.

Assets Flowed into Tax-Exempt Money Market Funds

During the reporting period's second half, the tax-exempt money markets also were affected by credit concerns regarding monoline bond insurers, which caused investors to shun insured money market instruments in favor of uninsured alternatives. In addition, poor liquidity in the tax-exempt auction-rate securities market caused issuers to switch to variable-rate demand notes and municipal notes, swelling the supply of those instruments and boosting their yields to historically high levels

compared to taxable money market instruments. Nonetheless, a record level of assets continued to flow into municipal money market funds, and by the end of the reporting period unrelenting investor demand began to exert downward pressure on yields.

Meanwhile, the fiscal conditions of most municipal issuers remained sound during the reporting period, but states across the country began to expect renewed budget pressures due to weak housing markets, slower consumer spending and mounting job losses.

Maintaining a Conservative Investment Posture

We generally maintained a cautious investment approach, subjecting candidates for investment to intensified scrutiny by our credit analysts. In some cases, these research efforts identified municipal money market instruments that, in our judgment, were punished too severely in the downturn and represented attractive values with strong underlying credit profiles. In addition, we set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields for as long as we deemed practical while interest rates fell. We achieved this position by balancing very short-term instruments with municipal notes in the three- to six-month maturity range and focusing on liquidity.

As of the reporting period's end, the U.S. economy has remained weak. However, due to mounting inflationary pressures, it appears that the Fed will refrain from further rate cuts for now. Therefore, we currently intend to maintain the fund's conservative credit posture and relatively long weighted average maturity.

June 16, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 2.97
Ending value (after expenses)	$1,012.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 2.98
Ending value (after expenses)	$1,022.05

† *Expenses are equal to the fund's annualized expense ratio of .59%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

Short-Term Investments−102.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−1.0%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	1.96	6/7/08	10,000,000 [a]	10,000,000
Arkansas−.6%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	1.70	6/7/08	5,650,000 [a]	5,650,000
California−1.7%				
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	1.75	6/7/08	17,499,800 [a,b]	17,499,800
Colorado−3.3%				
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	1.62	6/7/08	10,000,000 [a]	10,000,000
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	1.67	6/7/08	9,800,000 [a]	9,800,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	1.82	6/7/08	2,580,000 [a,b]	2,580,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	1.67	6/7/08	6,600,000 [a]	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	1.60	6/7/08	5,000,000 [a]	5,000,000
Delaware−.6%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	1.85	6/7/08	6,500,000 [a]	6,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
District of Columbia—3.0%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	1.68	6/7/08	15,000,000 a,b	15,000,000
District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	1.72	6/7/08	9,780,000 a	9,780,000
Metropolitan Washington DC Airports Authority, CP (LOC; Bank of America)	1.75	6/4/08	6,000,000	6,000,000
Florida—25.8%				
Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.54	6/7/08	3,995,000 a,b	3,995,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (LOC; FNMA)	1.87	6/7/08	20,000,000 a	20,000,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	1.72	6/7/08	8,500,000 a	8,500,000
Broward County Housing Finance Authority, SFMR	4.85	10/1/08	10,000,000	10,032,340
Broward County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	1.83	6/7/08	605,000 a,b	605,000
Capital Trust Agency, MFHR (Brittany Bay Apartments −Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	1.79	6/7/08	25,840,000 a,b	25,840,000
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	1.75	6/7/08	2,630,000 a	2,630,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	2.05	6/7/08	525,000 [a]	525,000
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1.83	6/7/08	1,315,000 [a,b]	1,315,000
Florida, State Board of Education, Lottery Revenue (Insured; AMBAC)	5.50	7/1/08	640,000	640,880
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	100,000	100,003
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	4.00	6/1/08	5,000,000	5,000,030
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	5.00	6/1/08	150,000	150,005
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	5.00	6/1/08	150,000	150,005
Florida Department of Environmental Protection, Florida Forever Revenue, Refunding (Insured; MBIA, Inc.)	5.00	7/1/08	250,000	250,229
Florida Department of Environmental Protection, Preservation 2000 Revenue, Refunding (Insured; FSA)	5.25	7/1/08	100,000	100,107
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	1.75	6/7/08	2,000,000 [a]	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	1.75	6/7/08	2,875,000 [a]	2,875,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,230,000 a	1,230,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,235,000 a	1,235,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	2,000,000 a	2,000,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,730,000 a	1,730,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,550,000 a	1,550,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	1.85	6/7/08	790,000 a	790,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	1.80	6/7/08	600,000 a	600,000
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	1.85	6/7/08	1,720,000 a	1,720,000
Florida Finance Housing Corporation, MFHR (Falls of Venice Project) (Liquidity Facility; FNMA and LOC; FNMA)	1.75	6/7/08	4,050,000 a	4,050,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	19,265,000	19,283,698

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	1.80	6/7/08	10,130,000 a	10,130,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	1.65	6/7/08	13,000,000 a	13,000,000
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Tampa International Airport) (Insured; MBIA, Inc. and Liquidity Facility; Wachovia Bank)	2.48	6/7/08	1,960,000 a,b	1,960,000
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; MBIA, Inc.)	5.00	10/1/08	600,000	602,427
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	1.70	6/7/08	2,450,000 a	2,450,000
Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	1.75	6/7/08	4,000,000 a	4,000,000
Hillsborough County Port District, Revenue (Tampa Port Authority Project) (Insured; MBIA, Inc.)	4.00	6/1/08	1,000,000	1,000,004
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	1.85	6/7/08	1,600,000 a	1,600,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	2.00	6/10/08	20,000,000	20,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	1.72	6/7/08	5,770,000 [a]	5,770,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	1.83	6/7/08	1,400,000 [a,b]	1,400,000
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	1.80	6/7/08	1,800,000 [a]	1,800,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	1.75	6/7/08	2,500,000 [a]	2,500,000
Miami-Dade County, Aviation Revenue, Refunding (Miami International Airport) (Insured; FGIC)	5.25	10/1/08	100,000	100,404
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	1.77	6/7/08	1,750,000 [a]	1,750,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	1.70	6/7/08	2,710,000 [a]	2,710,000
Miami-Dade County Industrial Development Authority, IDR (von Drehle Holdings, LLC Project) (LOC; Branch Banking and Trust Company)	1.75	6/7/08	1,730,000 [a]	1,730,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	1.80	6/7/08	1,650,000 [a]	1,650,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	1.75	6/7/08	1,300,000 [a]	1,300,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	1.70	6/7/08	205,000 [a]	205,000
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	2,435,000 [a]	2,435,000
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA, Inc.)	4.65	8/1/08	300,000	300,411
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	1.85	6/7/08	1,740,000 [a]	1,740,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	1.85	6/7/08	1,430,000 [a]	1,430,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	2,350,000 [a]	2,350,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,890,000 [a]	1,890,000
Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	1.80	6/7/08	3,600,000 [a]	3,600,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	1.70	6/7/08	2,330,000 [a]	2,330,000
Reedy Creek Improvement District, Ad Valorem Tax Bonds, Refunding (Insured; MBIA, Inc.)	4.20	6/1/08	125,000	125,001

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Riviera Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	1.80	6/7/08	1,885,000 [a]	1,885,000
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	1.75	6/7/08	1,045,000 [a]	1,045,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	13,000,000	13,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/12/08	10,000,000	10,000,000
Tamarac, IDR (Arch Aluminum and Glass Company) (LOC; Comerica Bank)	1.80	6/7/08	1,000,000 [a]	1,000,000
University of South Florida Financing Corporation, COP (University of South Florida Financing Corporation Master Lease Program) (LOC; Wachovia Bank)	1.60	6/7/08	11,500,000 [a]	11,500,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	4,000,000	4,006,385
Georgia—3.3%				
Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA, Inc. and Liquidity Facility; Bayerische Landesbank)	2.50	6/7/08	10,000,000 [a]	10,000,000
Burke County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Liquidity Facility; Bank of America)	4.25	6/16/08	5,000,000	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	1.75	6/7/08	4,000,000 [a]	4,000,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) (LOC; Wachovia Bank)	1.70	6/7/08	5,600,000 [a]	5,600,000
Monroe County Development Authority, PCR, CP (Oglethorpe Power Corporation) (Liquidity Facility; Rabobank Nederland)	4.00	6/19/08	4,020,000	4,020,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	1.77	6/7/08	5,700,000 [a,b]	5,700,000
Hawaii—1.5%				
Hawaii Housing Finance and Development Corporation, MFHR (Kukui Gardens) (Liquidity Facility; Citigroup and LOC; Citigroup)	1.78	6/7/08	15,000,000 [a,b]	15,000,000
Illinois—7.6%				
Chicago, Collateralized SFMR	3.58	10/7/08	1,450,000	1,450,000
Chicago, GO, Refunding (Insured; MBIA, Inc. and Liquidity Facility; Banco Bilbao Vizcaya)	1.75	6/7/08	33,000,000 [a]	33,000,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	1.40	8/7/08	5,000,000	5,000,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.48	10/1/08	3,080,000	3,080,000
Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue (Liquidity Facility; Dexia Credit Locale)	1.40	6/7/08	28,000,000 [a]	28,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Southwestern Illinois Development Authority, Solid Waste Disposal Facilities Revenue (Center Ethanol Company, LLC Project) (LOC; Wells Fargo Bank)	1.95	6/7/08	7,370,000 [a]	7,370,000
Indiana–2.6%				
ABN AMRO Munitops Certificates Trust (Indianapolis Local Public Improvement Bond Bank– Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; Bank of America)	2.62	6/7/08	10,000,000 [a,b]	10,000,000
Carmel, Waterworks Revenue, BAN	3.75	9/22/08	10,000,000	10,000,000
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	7,000,000	7,000,000
Kansas–1.6%				
Junction City, GO Temporary Notes	5.00	6/1/08	3,955,000	3,955,000
Junction City, GO Temporary Notes	4.50	6/1/09	7,000,000	7,050,892
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	1.67	6/7/08	5,500,000 [a]	5,500,000
Kentucky–5.3%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	1.90	6/7/08	47,700,000 [a]	47,700,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	2.63	10/1/08	3,600,000	3,600,000
Laurel County, Revenue (Bluegrass Holdings, LLC Project) (LOC; Wells Fargo Bank)	1.73	6/7/08	3,000,000 [a]	3,000,000
Louisiana–.8%				
Ascension Parish, Revenue, CP (BASF AG)	1.95	9/4/08	5,000,000	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
Quachita Parish Industrial Development Board, IDR (Garrett Manufacturing, LLC Project) (LOC; Regions Bank)	1.72	6/7/08	3,480,000 [a]	3,480,000
Maryland−.6%				
Baltimore County, Revenue, Refunding (Shade Tree Trace Apartments Facility) (LOC; M&T Bank)	1.75	6/7/08	5,305,000 [a]	5,305,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) (LOC; M&T Bank)	1.87	6/7/08	650,000 [a]	650,000
Massachusetts−4.6%				
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	1.63	6/7/08	15,000,000 [a]	15,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue)	2.20	6/11/09	12,000,000	12,000,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Liquidity Facility; Bank of Nova Scotia)	1.60	6/7/08	16,000,000 [a]	16,000,000
Wachusett Regional School District, GO Notes, BAN	3.50	6/30/08	3,740,000	3,741,600
Michigan−.2%				
Kalamazoo Hospital Finance Authority, HR, Refunding (Bronson Methodist Hospital) (Insured; FSA)	2.56	5/15/09	1,850,000	1,850,000
Mississippi−1.3%				
Mississippi Development Bank, Special Obligation Revenue (Insured; FSA and Liquidity Facility; Citibank NA)	1.65	6/7/08	13,685,000 [a,b]	13,685,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire–.4%				
New Hampshire Health and Education Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	1.67	6/7/08	4,075,000 a	4,075,000
North Dakota–1.0%				
North Dakota Housing Finance Agency, Revenue (Housing Finance Program–Home Mortgage Finance Program)	2.94	4/14/09	9,750,000	9,791,371
Ohio–4.3%				
Cleveland, COP, Refunding (Cleveland Stadium Project) (LOC; Wachovia Bank)	1.60	6/7/08	10,000,000 a	10,000,000
Columbus, Sewerage System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	1.67	6/7/08	1,400,000 a,b	1,400,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	1.61	6/7/08	9,900,000 a,b	9,900,000
Liberty Union-Thurston Local School District, School Facilities Construction and Improvement GO Notes, BAN	2.63	10/30/08	6,000,000	6,020,199
Lorain County, IDR (Cutting Dynamics, Inc. Project) (LOC; National City Bank)	2.18	6/7/08	2,150,000 a	2,150,000
Marysville, Tax Increment Financing Revenue Notes (Coleman's Crossing Road) (LOC; Fifth Third Bank)	4.18	9/11/08	3,505,000	3,509,701
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Liquidity Facility; KBC Bank and LOC; GNMA)	1.70	6/7/08	11,500,000 a	11,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania−10.7%				
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	5.50	6/7/08	3,835,000 a	3,835,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Liquidity Facility; Bank of Nova Scotia)	1.64	6/7/08	10,000,000 a	10,000,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	1.67	6/7/08	1,800,000 a	1,800,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	1.67	6/7/08	6,675,000 a	6,675,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	1.67	6/7/08	5,755,000 a	5,755,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.77	4/9/09	5,000,000	5,000,000
Pennsylvania Economic Development Financing Authority, Revenue (Evergreen Community Power Facility) (LOC; M&T Bank)	1.77	6/7/08	15,000,000 a	15,000,000
Pennsylvania Higher Education Assistance Agency, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	4.25	6/7/08	30,000,000 a	30,000,000
Philadelphia Authority for Industrial Development, Revenue (National Board of Medical Examiners Project) (Insured; MBIA, Inc. and Liquidity Facility; JPMorgan Chase Bank)	1.90	6/7/08	12,510,000 a	12,510,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	1.61	6/7/08	15,000,000 a,b	15,000,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	1.82	6/7/08	3,935,000 a	3,935,000
Rhode Island—.9%				
Rhode Island Housing and Mortgage Finance Corporation, Housing Revenue (Rental Housing Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.73	6/7/08	9,270,000 a	9,270,000
South Carolina—.1%				
Richland County, GO Notes	3.75	3/1/09	1,300,000	1,318,238
South Dakota—1.0%				
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.17	8/15/08	10,000,000	10,008,944
Tennessee—5.3%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility: KBC Bank and Landesbank Baden-Wurttemberg)	3.00	6/1/08	6,700,000	6,700,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	1.67	6/7/08	24,430,000 a,b	24,430,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	2.63	10/1/08	4,725,000	4,725,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				

Tennergy Corporation,
  Gas Revenue (Putters Program)
  (Liquidity Facility; JPMorgan
  Chase Bank)
	1.67	6/7/08	7,865,000 a,b	7,865,000

Tennergy Corporation,
  Gas Revenue (Putters Program)
  (LOC; BNP Paribas)
	1.67	6/7/08	7,950,000 a,b	7,950,000

Tennessee Energy Acquisition
  Corporation, Gas Revenue
  (Insured; AMBAC)
	4.50	9/1/08	3,000,000	3,007,455

Texas—10.6%				

Dallas,
  CP (Liquidity Facility; Bank
  of America)
	2.00	6/24/08	5,359,000	5,359,000

Dallas-Fort Worth International
  Airport Facilities Improvement
  Corporation, Airport Revenue
  (Merlots Program) (Insured;
  FSA and Liquidity Facility;
  Wachovia Bank)
	1.83	6/7/08	3,505,000 a,b	3,505,000

Harris County Health Facilities
  Development Corporation, HR,
  Refunding (Texas Children's
  Hospital Project) (Liquidity
  Facility: Bank of America and
  JPMorgan Chase Bank)
	2.10	4/29/09	10,000,000	10,000,000

Houston,
  Airport System Revenue, CP
  (LOC; Dexia Credit Locale)
	1.70	6/5/08	5,000,000	5,000,000

Houston,
  CP (Liquidity Facility; DEPFA
  Bank PLC)
	1.42	7/9/08	5,000,000	5,000,000

Houston,
  CP (Liquidity Facility; DEPFA
  Bank PLC)
	1.95	7/16/08	10,000,000	10,000,000

North Texas Tollway Authority, BAN	4.13	11/19/08	11,985,000	11,993,966

Port of Port Arthur Navigation
  District, Environmental
  Facilities Revenue, Refunding
  (Motiva Enterprises Project)
	2.05	6/7/08	5,000,000 a	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Puttable Floating Option Tax Exempt Receipts (Texas Transportation Commission, GO Mobility Funds Bonds) (Liquidity Facility; Merrill Lynch Capital Services)	1.62	6/7/08	4,995,000 [a,b]	4,995,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	2.32	6/7/08	8,265,000 [a,b]	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	2.32	6/7/08	5,751,000 [a,b]	5,751,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	2.32	6/7/08	10,600,000 [a,b]	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	2.32	6/7/08	8,370,000 [a,b]	8,370,000
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	2.32	6/7/08	5,710,000 [a,b]	5,710,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	2.32	6/7/08	5,935,000 [a,b]	5,935,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	2.32	6/7/08	3,660,000 [a,b]	3,660,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utah–.3%				
Weber County School District Board of Education, GO Notes (Utah School Bond Guaranty Program)	3.00	6/15/08	2,770,000	2,771,371
Washington–.4%				
Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	1.81	6/7/08	4,380,000 a	4,380,000
Wisconsin–1.5%				
Oconomowoc Area School District, Tax and Revenue Anticipation Promissory Notes	4.00	8/22/08	6,500,000	6,537,614
Sun Prairie Area School District, GO Notes, BAN	2.00	2/20/09	9,250,000	9,257,300
Wyoming–.6%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000
Total Investments (cost $1,050,560,380)			**102.5%**	**1,050,560,380**
Liabilities, Less Cash and Receivables			**(2.5%)**	**(25,444,436)**
Net Assets			**100.0%**	**1,025,115,944**

a *Securities payable on demand. Variable interest rate—subject to periodic change.*
b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $237,915,800 or 23.2% of net assets.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	84.0
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	4.6
Not Rated[d]		Not Rated[d]		Not Rated[d]	11.4
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,050,560,380	1,050,560,380
Interest receivable		6,143,677
Prepaid expenses		60,752
		1,056,764,809
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		431,950
Cash overdraft due to Custodian		30,633,303
Payable for shares of Common Stock redeemed		495,221
Accrued expenses		88,391
		31,648,865
Net Assets ($)		**1,025,115,944**
Composition of Net Assets ($):		
Paid-in capital		1,025,120,983
Accumulated net realized gain (loss) on investments		(5,039)
Net Assets ($)		**1,025,115,944**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		1,026,865,298
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2008

Investment Income ($):	
Interest Income	**29,177,845**
Expenses:	
Management fee–Note 2(a)	4,403,483
Shareholder servicing costs–Note 2(b)	396,062
Professional fees	104,427
Registration fees	76,110
Directors' fees and expenses–Note 2(c)	72,525
Custodian fees–Note 2(b)	53,774
Prospectus and shareholders' reports	49,277
Miscellaneous	35,058
Total Expenses	**5,190,716**
Less–reduction in fees due to earnings credits–Note 1(b)	(99,565)
Net Expenses	**5,091,151**
Investment Income–Net	**24,086,694**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(5,039)**
Net Increase in Net Assets Resulting from Operations	**24,081,655**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2008	2007
Operations ($):		
Investment income–net	24,086,694	24,661,129
Net realized gain (loss) on investments	(5,039)	49,396
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,081,655**	**24,710,525**
Dividends to Shareholders from ($):		
Investment income–net	**(24,126,582)**	**(24,661,129)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	1,997,488,998	1,727,387,903
Net assets received in connection with reorganization–Note 1	217,615,702	–
Dividends reinvested	10,951,024	10,439,434
Cost of shares redeemed	(1,980,640,704)	(1,930,875,868)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**245,415,020**	**(193,048,531)**
Total Increase (Decrease) in Net Assets	**245,370,093**	**(192,999,135)**
Net Assets ($):		
Beginning of Period	779,745,851	972,744,986
End of Period	**1,025,115,944**	**779,745,851**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.028	.031	.023	.012	.005
Distributions:					
Dividends from investment income−net	(.028)	(.031)	(.023)	(.012)	(.005)
Dividends from net realized gain on investments	–	–	–	–	(.000)a
Total Distributions	(.028)	(.031)	(.023)	(.012)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.84	3.14	2.37	1.17	.49
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.59	.59	.59	.58	.59
Ratio of net expenses to average net assets	.58	.58	.58	.58b	.59
Ratio of net investment income to average net assets	2.74	3.10	2.34	1.16	.49
Net Assets, end of period ($ x 1,000)	1,025,116	779,746	972,745	848,534	981,962

a   Amount represents less than $.001 per share.
b   Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

As of the close of business on December 20, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Florida Municipal Money Market Fund (the "Acquired Fund") were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of the Acquired Fund received shares of the fund, in each case in an equal amount to the aggregate net asset value of their investment in the Acquired Fund at the time of the exchange. The net asset value of the fund's shares on the close of business December 20, 2007, after the reorganization was $1.00, and a total of 217,615,702 representing shares and net assets were issued to the Acquired Fund's shareholders in the exchange. The exchange was a tax-free event to the Acquired Fund shareholders.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is

unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash

management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended May 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At May 31, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $5,039 is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2008. If not applied, the carryover expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2008 and May 31, 2007, were all tax exempt income.

During the period ended May 31, 2008, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $39,888 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, the fund was charged $211,444 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing per-

sonnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $111,410 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $9,773 pursuant to the cash management agreement.

Effective July 1 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the eleven months ended May 31, 2008, the fund was charged $53,774. Prior to becoming an affiliate, The Bank of New York was paid $0 for custody services to the fund for the one month ended June 30, 2007.

During the period ended May 31, 2008, the fund was charged $7,454 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $410,367, chief compliance officer fees $2,350 and transfer agency per account fees $19,233.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Municipal Money Market Fund, Inc., as of May 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Money Market Fund, Inc. at May 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended May 31, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2008 calendar year on Form 1099-INT, which will be mailed by January 31, 2009.

Joni Evans (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chief Executive Officer, www.wowowow.com, an online community dedicated to women's conversation and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Ehud Houminer (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 66

————————

Richard C. Leone (68)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
- The American Prospect, Director
- Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

————————

Hans C. Mautner (70)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (44)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
• Senior Vice President, Mentor, a national non-profit youth mentoring organization (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (57)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (70)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Emeritus Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Municipal Money
Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DTEXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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